PROSPECTUS


                           BANK OF AMERICA CORPORATION
                        Bank of America Corporate Center
                         Charlotte, North Carolina 28255
                                 (888) 279-3457


                        2,000,000 Shares of Common Stock


         We have granted, and we expect to grant in the future, non-qualified stock options under our Key Employee Stock Plan (which we sometimes refer to as the KESOP), exercisable for shares of our common stock. We grant those options to our key associates, but the KESOP now permits our key associates to transfer their options, by gift or sale, to their immediate family members. We have prepared this prospectus for you and other transferees in connection with the exercise of options that have been transferred by sale to immediate family members by our key associates.

         The exercise price at which you may purchase shares of our common stock by exercising your option is determined by the terms of the particular option, and may be more or less than the current market price for our common stock at any time. The principal market on which our common stock is traded is the New York Stock Exchange, where it is traded under the symbol "BAC." Our common stock is also listed on the London Stock Exchange and the Pacific Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange.

         All proceeds we receive from the exercise of options granted under the KESOP will be retained by us and will be used for general corporate purposes.

         In this prospectus, we provide general information about the KESOP, as it is relevant to you and others who have acquired non-qualified stock options by sale transfers from our key associates. We also tell you where you may obtain additional information about us and the KESOP.


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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------



                  The date of this Prospectus is July 12, 2001.

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                 DESCRIPTION OF THE KESOP AND THE STOCK OPTIONS

         The following summary of the KESOP is subject to, and qualified in its entirety by reference to, all the provisions of the KESOP (a copy of which may be obtained upon request from us) and any applicable award agreements.

General

         The KESOP is a stock-based employee benefit plan under which we may award stock options, stock appreciation rights, restricted stock or restricted stock units to our key associates. Its purpose is to promote our success and enhance our value by linking the personal interests of our key associates with the interests of our stockholders, and to provide our key associates with an incentive for outstanding performance. The KESOP is further intended to enhance our ability to motivate, attract and retain the services of key associates upon whose judgment, interest and special effort our success is largely dependent.

         The KESOP is not a qualified pension, profit-sharing or stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended. Further, in our view, the KESOP is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

         You can obtain a copy of the KESOP and additional information concerning the KESOP and its administrators by contacting our Corporate Personnel Executive at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255, telephone (888) 279-3457.

Eligibility

         Only our key associates may receive awards under the KESOP. Key associates are those employees who occupy managerial or other important positions and who have made, or are expected to make, significant contributions to our business, as determined by the Committee (see the section entitled "Administration" below), including persons employed outside the United States. The Committee, in its discretion, selects the award recipients and the nature and amount of any awards.

Number of Shares

         The number of shares available for issuance under the KESOP is 0.75% of the outstanding shares of our common stock as of the first business day of each calendar year from 1995 through 1998, and 1.50% of our outstanding shares of common stock as of the last day of the immediately preceding calendar year of each calendar year from 1999 through 2004. An additional 38,724,102 shares have been made available under the KESOP as a result of the termination of our 1986 Restricted Stock Award Plan and the mergers with Boatmen's Bancshares, Inc., Barnett Banks, Inc. and the former BankAmerica Corporation.

         All shares available for granting awards in any year that are not used, as well as shares allocated to awards that have lapsed, expired, terminated or been canceled, become available for use in subsequent years (with certain limited exceptions in the case of stock appreciation rights granted in tandem with stock options). Shares of common stock issued pursuant to the KESOP may be original issue shares, treasury stock or shares purchased in the open market or otherwise. In no event may an individual receive awards under the KESOP for a calendar year covering more than 2,000,000 shares of common stock. In addition, the maximum number of shares that may be issued as incentive stock options under the KESOP equals 10 times 1.50% of the outstanding shares of common stock on the first business day of 1998.

Awards

         Under the KESOP, the Committee may elect to grant stock options (which may be either non-qualified stock options or incentive stock options), stock appreciation rights, restricted stock or restricted stock units. However, this Prospectus relates only to non-qualified stock options that have been transferred by sale to the immediate family member of a key associate, so we have limited our discussion to non-qualified stock options.

         Generally, a non-qualified stock option gives the holder the right to purchase a specified number of shares of our common stock at a fixed price for a fixed period of time. Options granted under the KESOP have a 10-year term and an exercise price that is no less than the fair market value of the stock on the date of grant. The option term can end earlier, however, if the key associate terminates employment with us, in which case the option term may end immediately or extend for some limited period of time after the date of termination depending on the reason for termination. Each key associate who is granted an option under the KESOP receives an option award agreement specifying the number of shares, exercise price, term, post-termination exercise period and other terms and conditions of the award.

         The option award agreement will also specify the vesting conditions that apply to the award. Generally, an option cannot be exercised except to the extent that it is vested. Options granted under the KESOP generally vest over time during the key associate's period of employment with us. If the key associate terminates employment with us before full vesting, the option will be canceled and forfeited to the extent not vested. However, the option award agreement may provide that the option will become fully vested if termination is due to death, disability or retirement. The KESOP also provides that, in the event of our change in control (as defined in the KESOP), all options will become fully exercisable as of the date of the change in control and will remain exercisable through their full term.

         The option exercise price may be paid either in cash or by tendering shares of common stock with a fair market value at the date of the exercise equal to the portion of the exercise price which is not paid in cash. In addition, the Committee may from time to time allow cashless exercises by any means which it determines to be consistent with the KESOP's purposes and applicable law. You do not have any rights as a stockholder until you become the holder of record of shares of common stock issued upon exercise of the option.

Transferability of Awards

         Most awards under the KESOP cannot be transferred except in the case of the key associate's death. However, we have instituted an option transfer program under which non-qualified stock options held by certain key associates may be transferred to one or more immediate family members of the key associate while the key associate is still alive. An immediate family member includes the key associate's spouse, child, or grandchild (including adoptive relationships and step-children), a trust for the benefit of such family members, or a partnership, limited liability company or similar entity in which such family members are the sole owners.

         Option transfers may occur by either a gift transfer or a sale transfer. This prospectus is to be used by transferees who have received an option transfer by sale, meaning that the transferee purchased the option from the key associate for consideration. You may have paid for the option by delivery of cash, property or a promissory note to the key associate. As a condition to the transfer, you have agreed that the option remains subject to all of the terms and conditions of the award agreement and that the option may not be further transferred by you (except in the case of your death). See "FEDERAL INCOME TAX CONSEQUENCES" below for a discussion of the tax consequences of the transfer.

Changes in Capitalization and Similar Changes

         In the event of any change in the outstanding shares of common stock by reason of any stock dividend, stock split, spin-off, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, the aggregate number of shares of common stock with respect to which awards may be made under the KESOP, and the terms, types of shares and number of shares of any outstanding awards under the KESOP, may be equitably adjusted by the Committee in its discretion to preserve the benefit of the award for us and the participant.

Amendment and Termination of Plan

         Our Board of Directors has the power to amend, modify or terminate the KESOP on a prospective basis, provided that the Board may condition any amendment to the KESOP on stockholder approval if it deems stockholder approval to be necessary or appropriate. The KESOP automatically terminates on December 31, 2004 if not terminated earlier.

Administration

         The KESOP is generally administered by the Compensation Committee of our Board of Directors. With respect to awards to any key employee who is not an "insider" or "named executive officer" (each as defined in the KESOP), the Compensation Committee may appoint any individual or committee of individuals to administer the KESOP as the "Committee." The Compensation Committee retains all administrative authority as to awards to insiders and named executive officers.

         Under the KESOP, the Committee has the authority to (i) select the key associates to receive awards from time to time, (ii) make awards in such amounts as it determines, (iii) impose such limitations, restrictions and conditions upon awards as it deems appropriate, (iv) interpret the KESOP and adopt, amend and rescind administrative guidelines and other rules and regulations relating to the KESOP, (v) correct any defect or omission or reconcile any inconsistency in the KESOP or any award granted thereunder and (vi) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the KESOP. The Committee also has the authority to accelerate the vesting and to waive any restrictions on outstanding awards. The Committee may delegate its authority under the KESOP to the extent permitted by applicable law. All determinations and decisions made by the Committee pursuant to the KESOP will be final, conclusive and binding.

Federal Income Tax Consequences

         This section contains only a general discussion of the potential federal income tax consequences to the key associate, you and us. State or local tax rules which may apply are not discussed. The federal income tax consequences relating to options transferred by sale are complex, and you should consult with your personal tax advisor regarding such consequences. IN ADDITION, UNLIKE OPTION TRANSFERS BY GIFT, THE INTERNAL REVENUE SERVICE HAS NOT DIRECTLY RULED ON THE TAX CONSEQUENCES OF AN OPTION TRANSFER BY SALE. WHILE THIS PROSPECTUS INCLUDES A DISCUSSION OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES, WE DO NOT GUARANTY ANY SPECIFIC TAX RESULTS. GIVEN THE ABSENCE OF INTERNAL REVENUE SERVICE GUIDANCE, YOU SHOULD CONSULT WITH YOUR ADVISORS TO DETERMINE THE LEVEL OF TAX RISK YOU ARE WILLING TO ASSUME.

         Income tax consequences for the key associate. The key associate will recognize ordinary income on the amount of the sale proceeds received from you for the option, although the timing of taxation may vary depending on whether the purchase price for the option is paid in cash or by delivery of a promissory note. There should be no gift tax as a direct result of the sale assuming the price was not less than the option's fair market value, and the option should cease to be a part of the key associate's estate. The key associate should not recognize any additional income tax when you later exercise the option or sell the shares acquired by exercise. The tax consequences for the key associate (and for you) may be somewhat more complex if you deliver a promissory note to the key associate for the purchase price of the option or for a loan in connection with the option exercise.

         Income tax consequences for you. You should not have any tax consequence until you sell the shares acquired upon exercise. You should have basis in the stock equal to the price you paid for the option plus the option exercise price paid for the stock. You will have a capital gain or loss when you sell the shares depending on whether the sale price is greater than or less than your basis. Any capital gain will be taxed as long-term or short-term capital gain depending on how long you have held the shares after exercise.

         Income tax consequences for us. We will receive a deduction equal to the amount of ordinary income recognized by the key associate as a result of the sale of the option to you, and we will receive that deduction at the same time as the key associate recognizes the ordinary income.

Restrictions On Resale

         If you or your transferor is an "affiliate" of ours, as defined in Rule 144 under the Securities Act of 1933, resales of shares of common stock acquired by you from the exercise of the option may be subject to the volume, manner of sale and reporting requirements of Rule 144 unless we register the shares under the Securities Act for resale pursuant to a separate prospectus (which we have not undertaken to do). Also, your sales may be attributed to your immediate family members and other related parties, and theirs to you, for purposes of Rule 144 and Section 16(b). In addition, if you or your transferor is subject to
Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), any sale by you or your transferor may be "matched" with nonexempt purchases of common stock within the previous or following six months for purposes of the "short-swing profits" recovery provisions of Section 16(b). Further, in no event may you exercise your option and sell shares of common stock if you are in possession of material information regarding us that has not been publicly disclosed.

         You and your transferor-immediate family members are encouraged to consult with counsel regarding your and their status as affiliates or Section 16(b) insiders and the application of other federal and state securities laws to resales of shares of common stock acquired by you pursuant to the exercise of options transferred to you.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings over the Internet at the SEC's website at http://www.sec.gov.

         The SEC allows us to incorporate by reference the information we file with it, which means:

              o incorporated documents are considered part of this prospectus;

              o we can disclose important information to you by referring you to those documents; and

              o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

              o our annual report on Form 10-K for the year ended December 31, 2000;

              o our quarterly report on Form 10-Q for the period ended March 31, 2001;

              o our current reports on Form 8-K dated January 16, 2001, January 17, 2001, January 24, 2001, April 16, 2001, June 5,
                    2001, June 22, 2001 and June 27, 2001; and

              o the description of our common stock which is contained in our registration statement filed pursuant to Section 12 of the Exchange Act, as modified in our current report on Form 8-K dated September 25, 1998.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus:

              o     reports filed under Sections 13(a) and (c) of the Exchange
                    Act;

              o     definitive proxy or information statements filed under
                    Section 14 of the Exchange Act in connection with any subsequent stockholders' meetings; and

              o     any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on the information provided in this prospectus, including the information incorporated by reference, in connection with your options. We have not authorized anyone to provide you with different information. We are not offering these securities in any state where the offer is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only, and that the information appearing in the documents incorporated by reference is accurate as of the respective dates of those documents only. Our business, financial position and results of operations may have changed since those dates.

         Each person, including any beneficial owner, to whom this prospectus is delivered may request a copy of any filings referred to above (excluding exhibits that are not specifically incorporated in such filings), at no cost, by contacting us orally or in writing at the following address:

                           Bank of America Corporation
                   Marketing and Corporate Affairs Department
                                  NC1-003-06-09
                              901 West Trade Street
                         Charlotte, North Carolina 28202
                                 (800) 441-2999

                                  LEGAL OPINION

         The legality of the Common Stock covered by this Prospectus will be passed upon for us by Jacqueline Jarvis Jones, our Assistant General Counsel. Ms. Jones owns approximately 1,389 shares of our common stock, approximately 102 shares of our ESOP Convertible Preferred Stock, Series C, options to purchase up to 7,500 shares of common stock granted under the KESOP and options to purchase up to 720 shares of common stock granted under our Take Ownership! plan.


                                     EXPERTS

         Our consolidated financial statements incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.